Amira Nature Foods Ltd Announces Appointment of New Independent Board Member

DUBAI, United Arab Emirates – November 11, 2013 – Amira Nature Foods Ltd (the "Company;" NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today announced the appointment of Harash Pal Sethi to the Company’s Board of Directors, effective November 10, 2013.

Mr. Sethi joins the board with over 40 years of experience in the areas of finance, accounting, corporate finance, cross-border investments, investment advisory and structuring of joint ventures in the UK, Europe, the Middle East and India. Mr. Sethi has been a part of Cornelius Barton & Co, a London based firm providing audit, accounting, tax and consulting services to family owned businesses and high net worth individuals since 1972 as a chartered accountant, partner and the sole proprietor since 1990. He has been a partner at Blenheim Equity LLP since 2005 and Blenheim Windfarms LLP since 2007 focusing on equity and financing transactions for European wind and solar projects. Since 2008, he has been an advisor to the Trishna Group, which owns and manages restaurants in the UK and Europe, and advises on international opportunities for diversification and development.

“We are excited to announce the appointment of Harash to our board. His tremendous experience in global finance will be a great addition to our board as we continue to expand in India and internationally with our offering of Amira branded Basmati and specialty rice,” commented Karan A. Chanana, Amira’s Chairman and Chief Executive Officer. “We look forward to Harash’s future contributions as we work to implement our long-term growth strategy.”

Mr. Sethi has also been a director of Euro Afro Financial Holdings Limited, an investment holding company, since 2002. As a member of the board of directors of Eoxis India Private Limited from February 2011 through February 2013, Mr. Sethi advised on India-based investments, business development and acquisitions of India-based projects. Mr. Sethi received a Bachelor of Commerce degree from Shri Ram College of Commerce, Delhi University, India in 1972. He also qualified as a Chartered Accountant in 1976 from the Institute of Chartered Accountants in England & Wales and is presently a Fellow Member.

About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, the United Kingdom, and the United States.

Cautionary Note on Forward-Looking Statements

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the global rice market, the financial impact of new sales contracts on our revenue, our expectations regarding the successful efforts of our distribution partners, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to perform our agreements with customers; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers and distribution partners for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Contact

ICR
Katie Turner, 646.277.1200